                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the report to shareholders for the quarter ended March 31, 1999 containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results.















































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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

General

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services and deep sea dry cargo shipping, as well as the movement of surface and air freight and the management of freight logistics.

Results of Operations

Three months ended March 31, 1999 compared to three months ended
March 31, 1998.

Operating Revenues

Operating revenues decreased in the second quarter ended March 31, 1999 (the '1999 quarter') by $2.4 million to $26.0 million compared to $28.4 million in the second quarter ended March 31, 1998 (the '1998 quarter'). The decrease comprises a $7.9 million decrease in charter hire revenues, a $3.2 million increase in ferry service revenues and a $2.3 million increase in logistics and other revenues. The increase in ferry service revenues was due to the inclusion of Merchant Ferries new Liverpool - Dublin RoPax service which commenced operation in February 1999. The decrease in charter hire revenue represents the loss of charter hire previously generated by seven of the Companies deep sea vessels disposed of in the second quarter of 1998 and the first quarter of 1999. The increase in logistics and other revenue was due to the inclusion of revenue from Duncan International acquired in May 1998 and Freightwatch Limited acquired on 2 March 1999.

Operating Expenses

Vessel and other operating costs decreased in the 1999 quarter by $0.6 million to $19.3 million compared to $19.9 million in the 1998 quarter, primarily as a result of the inclusion of Duncan and Freightwatch results and the operating costs of the Liverpool
- Dublin RoPax service in the 1999 quarter off set by decreased deep sea operating costs as a result of the seven vessels sold.

Depreciation for the 1999 quarter has decreased by $0.4 million to $2.1 million compared to $2.5 million in the 1998 quarter, which represents a reduction of depreciation on vessels sold off set by the inclusion of depreciation on the two RoPax vessels delivered to the company in September 1998 and January 1999. Amortisation of dry docking and special survey costs for the 1999



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

quarter decreased by $0.1 million to $0.3 million compared to $0.4 million in the 1998 quarter due to the vessels sold.

General administrative expenses for the 1999 quarter decreased by $0.3 million to $3.3 million compared to $3.6 million in the 1998 quarter due to the inclusion of non recurring costs on the acquisition of Scruttons Plc in the 1998 quarter, reductions in Head Offices costs in the 1999 quarter partially off set by the inclusion of Duncan's results in the 1999 quarter.

Foreign exchange loss for the 1999 quarter has increased by $0.2 million to $0.3 million compared to $0.1 million in the 1998 quarter. The increase represents unrealised losses on re-translation of monetary sterling based assets and liabilities within US Dollar reporting subsidiary companies.

Primarily as a result of these developments total operating expenses decreased by $1.1 million to $25.5 million for the 1999 quarter compared to $26.6 million for the 1998 quarter.

Net Operating Income

As a result of the foregoing factors, net operating income decreased by $1.4 million to $0.5 million for the 1999 quarter compared to operating income of $1.9 million for the 1998 quarter.

Other Income/Expenses

Interest income increased by $0.6 million to $0.9 million for the 1999 quarter compared to $0.3 million for the 1998 quarter due to increased interest income from cash deposits from the proceeds of the disposal of vessels.

Interest expense increased by $2.2 million to $4.8 million for the 1999 quarter compared to $2.6 million for the 1998 quarter. The increase was due to the increased interest costs as a result of the issue of the Ship Mortgage Notes. The gain on disposal of assets of $4.5 million in the 1998 quarter represented the profit on sale of three of the company's Panamax vessels in the 1998 quarter.

Net Income

As a result of the foregoing net income decreased by $4.8 million to a net loss of $2.2 million for the 1999 quarter compared to net income of $2.6 million for the 1998 quarter. EBITDA generated was $3.0 million for the 1999 quarter compared to $9.4 million for the 1998 quarter.




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

Six months ended March 31, 1999 Compared to six months ended
March 31, 1998

Operating Revenues

Operating revenues increased in the six months ended March 31, 1999 (the '1999 period') by $1.0 million to $52.4 million compared to $51.4 million in the six month ended March 31, 1998 (the '1998 period'). The increase comprises a $14.9 million decrease in charter hire revenues, a $12.5 million increase in ferry service revenues and $3.4 million increase in logistics and other revenues. The increase in ferry service revenues was due the inclusion of Belfast Freight Ferries ('BFF') results (acquired as part of the Scruttons Plc Group in the second quarter of 1998), the inclusion of charter hire from the Dawn Merchant (RoPax vessel) employed under a short term time charter during the first quarter of 1999 and income from Merchant Ferries Liverpool - Dublin RoPax service which commenced operations in February 1999. The decrease in charter hire revenue represents the loss of charter hire previously generated by nine of the Company's deep sea vessels disposed of in the first and second quarters of 1998 and the first quarter of 1999 and the inclusion of $1.3 million liquidated damages received from the shipyard for the late delivery of the Brave Merchant. The increase in logistics and other revenue was due to the inclusion of the results of Duncan International acquired in May 1998 and Freightwatch Limited acquired on 2 March 1999.

Operating Expenses

Vessel and other operating costs increased in the 1999 period by $3.9 million to $38.5 million compared to $34.6 million in the 1998 period, primarily as a result of the inclusion of BFF and Duncan results in the 1999 period off set by decreased deep sea operating costs as a result of the nine vessels sold.

Depreciation for the 1999 period has decreased by $1.6 million to $4.0 million compared to $5.6 million in the 1998 period, which represents a reduction of depreciation on vessels sold off set by the inclusion of depreciation on BFF vessels for the whole of the 1999 period. Amortisation of dry docking and special survey costs has decreased by $ 0.1 million to $0.7 million for the 1999 period compared to $0.8 million for the 1998 period, reflecting an increase due to the inclusion of BFF vessels off set by a decrease due to the vessels sold.

General and administrative expenses for the 1999 period increased by $0.6 million to $6.7 million compared to $6.1 million in the 1998 period representing the inclusion of BFF and Duncan costs for the whole of the 1999 period and the inclusion of non



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recurring costs on the  acquisition of Scruttons Plc in the 1998 period.

Foreign exchange loss increased by $0.8 million to a loss of $0.5 million in the 1999 period compared to a gain of $0.3 million in the 1998 period, primarily reflecting the unrealised losses in the 1999 period on re-translation of sterling monetary assets and liabilities within US Dollar reporting subsidiary companies.

Primarily as a result of these developments total operating expenses increased by $3.5 million to $50.4 million for the 1999 period compared to $46.9 million for the 1998 period.

Net Operating Result

As a result of the foregoing factors, net operating income decreased by $2.5 million to $2.0 million for the 1999 period compared to $4.5 million for the 1998 period.

Other Income/Expenses

Interest income increased by $1.9 million to $2.2. million for the 1999 period compared to $0.3 million for the 1998 period due to increased interest income from cash deposits from the proceeds of the disposal of vessels.

Interest expense increased by $4.4 million to $9.8 million for the 1999 period compared to $5.4 million for the 1998 period.
The increase was due to the increased interest cost as a result of the issue of the Ship Mortgage Notes and the inclusion of interest on BFF vessels' capital leases for the whole of the 1999 period.

The gain on disposal of assets was $2.0 million in the 1999 period compared to $14.1 million in the 1998 period. The gain in the 1999 period represents the profit on sale of the Merchant Prince and the Moon Dance and the gain in the 1998 period represents the profit on disposal of nine of the company's deep sea vessels.

Net Income

As a result of the foregoing net income decreased by $11.6 million to a net loss of $2.4 million for the 1999 period compared to net income of $9.2 million for the 1998 period.
EBITDA generated was $8.7 million for the 1999 period compared to $25.1 million for the 1998 period.






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

Liquidity and Capital Resources

Total shareholders equity at March 31, 1999 was $50.8 million compared to $66.7 million at March 31, 1998. The decrease of $15.9 million is represented by a net loss of $15.4 million and a cumulative translation adjustment of $0.5 million on translation of sterling based subsidiary companies.

Long term debt at March 31, 1999 consists of $172.5 million of 9.75% First Priority Ship Mortgage Notes and $51.2 million currently drawn down from an $85 million facility to finance building contracts for two further RoPax vessel new buildings together with other secured debt and obligations under capital leases.

At March 31, 1999 the company had cash and cash equivalents of $87.3 million compared with $16.2 million at March 31, 1998.
Cash and cash equivalents increased by $71.1 million primarily as a result of the disposition of vessels and proceeds from the offering of the Ship Mortgage Notes. At March 31, 1999 $55.0 million is held in escrow and blocked deposit accounts. $53.8 million to secure the Ship Mortgage Notes on the sale of mortgaged vessels and $1.2 million to secure other guarantees. Free cash balances total $32.3 million at March 31, 1999.

SEGMENT ANALYSIS

Irish Sea

The results for the second quarter include the start up of the
new Liverpool/Dublin service on 15 February 1999.   As reported
in the press release relating to the First Quarter's results, there was a minor technical problem which meant that one of the new vessels had to be immediately withdrawn for 10 days for repairs to be effected. Although the cost of the repairs is recoverable from the yard, the loss of earnings adversely affected results and also customer confidence. We are pursuing an action against the engine manufacturers for losses. We have not taken any potential recovery into the results for the
Quarter.   We continue to pursue the outstanding penalties of
approximately US$800,000 due from the shipyard as a result of the
delay to the delivery of the Brave Merchant.   No credit has been
taken in the results to date in relation to this outstanding amount.

There have been no further incidents on either vessel. Operationally the service has performed well and is succeeding in
attracting an increasing amount of cargo.    Up to the end of May
1999 the service has carried approximately 16500 units (and is currently carrying at an annualised volume of 66000 units) at rates in excess of those which we budgeted. Support has been


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especially strong on the night-time sailings particularly from
Liverpool to Dublin. Support has been less strong on sailings from Dublin, where there appears to be a fall in export volumes. We have also not attracted the level of cargo that we expected on the daytime sailing's although this is gradually increasing as the regularity and reliability of the service becomes known.

The Heysham/Belfast service performed very well during the Quarter carrying approximately 32000 units at budgeted rates.

The Heysham/Dublin service was adversely affected by the scarcity
of berthing slots in Dublin.   We had received assurances that
additional berthing facilities would be made available to us in the port following the start up of the new Liverpool/Dublin
service.   In effect these did not materialise.  This meant that
the two vessels on this service had to be rescheduled away from the prime slot times to make way for the two new vessels operating on the Liverpool/Dublin service. As a result trailer units carried in April 1999 were 4387, compared to a budgeted
volume of 5248 units.   Rates, as a result of not being able to
offer a prime time service, were also marginally less than we had budgeted. Urgent action is being taken to correct this Dublin berthing problem although we do not now expect any real improvement in the short term.

Duty free is expected to be cancelled within Europe with effect from end June 1999. This will be beneficial to the Company, as it should lead to increases in rates to compensate other shipping lines for the loss of revenue and profitability from duty free sales.

Logistics

The purchase of the Eaglescliffe site continues to be delayed by
Government bureaucracy.   This delay in acquiring the site
continues to inhibit the commercial development of the site, and the resultant profitability. We are assured that completion of the purchase will take place by end July 1999.

Deep Sea

The company's two remaining deep-sea vessels, the Merchant Premier and the Merchant Principal, remain on charter to BHP.
The charters expire end August 1999.   The company is proposing
to sell the two vessels on expiration of the charters.   The
proceeds for the two ships are expected to be approximately US$3 million. The company has no plans to move back into the deep sea markets in the foreseeable future.

Ferrimaroc

The results for the Quarter are above budget, with both volumes and rates being higher than those budgeted, particularly for
freight.   Bookings for the summer season are also much higher
than last year.  The service is currently being operated with one
vessel, the Scirocco.   A second vessel, Mistral, will enter the
service at the end of June 1999, to capitalise on the summer season volumes.

Year 2000 Computer Problem

The Year 2000 computer problem arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs many not process dates beyond 1999, which may cause errors in information or systems failures resulting in widespread commercial disruption. The operations of the Company depend on the computer systems and other equipment, with embedded computer chips, of the Company as well as systems and equipment of key suppliers, customers, banks, advisors and other dependencies. This exposes the Company to the risk of business interruption in the event that there is a failure of the Company's computer systems or equipment or failure by other parties to remedy their own Year 2000 issues.

The Company has formed a Year 2000 project team. The team comprises Senior Management representatives from each business within the company and is co-ordinated by an appointed Year 2000 Project Manager. The team meets on a regular basis to assess progress of the project against a project timetable and the Project Manager reports regularly to the Company Board.

The Company has developed an action plan to minimise the threat of business disruption from Year 2000 non-compliance related issues. The Company has largely completed the inventory and assessment phases of the project and remediation, testing and implementation phases of the project remain on schedule to meet an August 31, 1999 target date. The Company believes that the costs of preparations for the Year 2000 from calendar year 1998 through to 2000 is approximately $0.75 million of which an estimated $0.5 million has been spent as of March 31, 1999. The technical managers of the Company's vessels have identified the Year 2000 issues in regard to their own systems and the onboard systems of those of the Company's vessels that each manager maintains and expect to resolve any relevant issues prior to January 1 2000.

The company continues to believe it is taking the necessary steps to resolve the Year 2000 issues. However, the Year 2000 also presents a number of other risks and uncertainties that could


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

affect the company including utilities and telecommunications failures, the lack of personnel skilled in the resolution of Year 2000 issues, and the nature of government responses to the issues, amongst others. Given the possible consequences of failure to resolve such Year 2000 issues, there can be no assurances that any such failures would not have a material adverse effect on the company's business, financial conditional and results of operations.

European Monetary Union - Euro

On January 1 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro
Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in
Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes
and rates.   The following factors are among those that could
cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.



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

           Unaudited Consolidated Statements of Income

             Three Months Ended March 31, 1999, 1998
                     (Expressed in US $000)

                                                 1999     1998

Operating revenues
Charterhire income                               2,951   11,189
Ferry service income                            18,103   14,906
Logistics and other income                       5,070    2,811
Brokers' commission                               (112)    (478)
                                                ------- --------
                                                26,012   28,428
                                                ------- --------
Operating expenses
Vessel and other operating costs                19,359   19,946
Depreciation                                     2,147    2,545
Amortisation of drydocking                         331      394
Goodwill amortisation                               30       23
General and administrative exps                  3,293    3,554
Foreign exchange (gain) loss                       304       93
                                                ------- --------
                                                25,464   26,555
                                                ------- --------

Operating income                                   548    1,873

Other income (expense)
Interest income                                    916      254
Interest expense                                (4,804)  (2,571)
Gain on disposal of assets                         (12)   4,530
                                                ------- --------
                                                (3,900)   2,213
                                                ------- --------

Income before income taxes                      (3,352)   4,086
Income taxes                                     1,130   (1,387)
Minority Interests                                 (20)     (47)

                                                ------- --------
Net income (loss)                               (2,242)   2,652
                                                ------- --------










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

Additional financial information
EBITDA (note 4)                                  3,044    9,365
EBITDA to interest expense, net                   0.8x     4.0x



See accompanying notes to unaudited consolidated financial statements













































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

           Unaudited Consolidated Statements of Income

              Six Months Ended March 31, 1999, 1998
                     (Expressed in US $000)
                                                 1999     1998

Operating revenues
Charterhire income                               5,896   21,524
Ferry service income                            37,227   24,675
Logistics and other income                       9,521    6,111
Brokers' commission                               (245)    (874)
                                                ------- --------
                                                52,399   51,436
                                                ------- --------
Operating expenses
Vessel and other operating costs                38,504   34,590
Depreciation                                     3,969    5,639
Amortisation of drydocking                         651      782
Goodwill amortisation                               53       46
General and administrative exps                  6,692    6,142
Foreign exchange (gain) loss                       499     (285)
                                                ------- --------
                                                50,368   46,914
                                                ------- --------

Operating income                                 2,031    4,522

Other income (expense)
Interest income                                  2,176      283
Interest expense                                (9,835)  (5,395)
Gain on disposal of assets                       1,992   14,123
                                                ------- --------
                                                (5,667)   9,011
                                                ------- --------

Income before income taxes                      (3,636)  13,533
Income taxes                                     1,325   (4,258)
Minority Interests                                 (59)    (115)

Net income (loss)                               (2,370)   9,160
                                                ------- --------

Additional financial information
EBITDA (note 4)                                  8,696   25,112
EBITDA to interest expense, net                    1.1x     4.9x

See accompanying notes to unaudited consolidated financial statements.





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

              Unaudited Consolidated Balance Sheets
                   As of March 31, 1999, 1998
                      (Expressed in US$000)

                                                   1999     1998
Assets
Current assets
Cash and cash equivalents                        32,317   16,196
Cash held in escrow and blocked deposits         54,972        -
Trade accounts receivable                        20,189   18,870
Other receivables                                 3,330   15,018
Due from joint ventures                             122        -
Inventories                                       1,137    2,134
Prepaid expenses and accrued income               1,938    1,443
                                                -------  -------
                                                114,005   53,661

Land and buildings                               14,245   11,419
Vessels and equipment                           138,621  139,535
Vessels under construction                       53,440   70,884
Loans to joint ventures                           4,083    4,255
Other investments                                   567   15,772
Goodwill, net                                     2,102      889
Deferred charges, net                             7,625    2,187
Pension fund debtor                               4,960        -
                                                -------  -------
Total assets                                    339,648  298,602
                                                -------  -------

Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt              1,685   33,641
Capital lease obligations                         3,303    3,040
Trade accounts payable                           12,927   14,710
Accrued expenses                                  3,521    3,480
Accrued interest - Ship Mortgage Notes            4,977        -
Other creditors                                   2,370    7,023
                                                -------  -------
                                                 28,783   61,894

Long-term liabilities
Long-term debt                                   57,325  123,273
Ship mortgage notes                             172,483        -
Capital lease obligations                        14,168   15,858
Other creditors                                   1,833    1,748
Deferred taxation                                14,250   29,138
                                                -------  -------
Total liabilities                               288,842  231,911
                                                -------  -------




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

Shareholders' equity
Share capital                                        21        -
Cumulative translation adjustment                   223      733
Retained earnings                                50,562   65,958
                                                -------  -------
Total shareholders' equity                       50,806   66,691
                                                -------  -------
Total liabilities and shareholders' equity      339,648  298,602
                                                -------  -------

See accompanying notes to unaudited consolidated financial statements.

         Unaudited Consolidated Statements of Cash Flows

              Six Months Ended March 31, 1999, 1998
                      (Expressed in US$000)

                                                 1999     1998
Operating Activities
Net income (loss)                               (2,370)   9,160
Amortisation of drydocking and deferred charges    788      672
Amortisiation of ship mortgage notes discount      137        -
Depreciation                                     3,969    5,639
(Gain) loss on disposition of fixed assets      (1,992) (14,123)
Foreign exchange (gain) loss                      (383)   2,130
Goodwill amortisation                               53       46
(Increase) decrease in pension debtor              (10)       -
(Increase) decrease in trade debtors            (2,942)  (4,578)
(Increase) decrease in other debtors             2,562  (11,066)
(Increase) decrease in stock                       667      161
(Increase) decrease in prepayments
 and accrued income                              1,964      525
Increase (decrease) in trade creditors           1,772    3,497
Increase (decrease) in other creditors          (9,536)     266
Increase (decrease) in accrued expenses         (3,551)    (883)
Increase (decrease) in deferred tax liability   (1,325)   4,435
                                               -------- --------
Net cash (used) in operating activities        (10,197) ( 4,119)
                                               -------- --------


Investing activities
Additions to vessels and equipment              (2,744)  (2,489)
Additions to vessels under construction        (26,204) (28,810)
Additions to land and buildings                      -      (92)
Purchase of subsidiary companies                (1,035) (20,760)
Proceeds from sale of capital assets            66,550   71,890
                                               -------- --------
                                                36,567   19,739
                                               -------- --------

Financing activities
Proceeds from long-term debt                     8,550   38,145
Repayment of long-term debt                     (1,056) (46,024)
Due to joint ventures                            1,876     (566)
Repayments of capital leases                    (1,925)    (221)
Proceeds from capital leases                     1,305      797
Deferred charges paid                             (770)    (627)
                                               -------- --------
                                                  7,980  (8,496)
                                               -------- --------

Net increase (decrease) in cash
 and cash equivalents                           34,350    7,124
Cash and cash equivalents at beginning
 of period                                      52,939    9,072
                                               --------  -------

Cash and cash equivalents at end of period      87,289   16,196
                                               --------  -------

See accompanying notes to unaudited consolidated financial statements.

      Notes to Unaudited Consolidated Financial Statements

                      March 31, 1999, 1998


1.  Interim accounting policy

    In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the six months ended March 31, 1999 and 1998. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the six months ended March 31, 1999 and 1998 are not necessarily indicative of what operating results may be for the full year.

2.  Changes in shareholder's equity

                                  Cumulative  Ordinary
                                 translation     share  Retained
                                  adjustment   capital  earnings
                                 -----------  --------  --------

Balance at September 30, 1997       $   (47) $       - $  56,798

Net income (loss)                        686         -     9,160
                                    -------- --------- ---------

Balance at March 31, 1998           $    733 $       - $  65,958
                                    ======== ========= =========

Balance at September 30, 1998       $    384 $      21 $  52,932

Net income (loss)                      (161)         -   (2,370)
                                    -------- --------- ---------

Balance at March 31, 1999           $    223 $      21 $  50,562
                                    ======== ========= =========





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

3.  Contingent liability

    The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

      Notes to Unaudited Consolidated Financial Statements

                      March 31, 1999, 1998


4.  EBITDA

    EBITDA is defined as net income before taxes, interest expense, interest income, depreciation, amortisation of dry docking and special survey costs, amortisation of goodwill and minority interest. EBITDA includes profits and losses on disposition of vessels which management believes to be a significant part of the Company's operating activities and thus included within the EBITDA calculation.

                  FLEET LIST AT MARCH 31, 1998


                                                     Year
Vessel Name        Vessel Type     Capacity          Built     Flag


MERCHANT PRINCIPAL   Multipurpose  17,944 dwt
                     Container     504 TEU           1977      Hong Kong

MERCHANT PREMIER     Multipurpose  17,944 dwt
                     Container     504 TEU           1977      Hong Kong

MERCHANT BRAVERY   C RoRo          40 cars           1978      Bahamas
                                   100 trailer units

MERCHANT BRILLIANT C RoRo          40 cars           1979      Bahamas
                                   100 trailer units

MERCHANT VENTURE   C RoRo          55 trailer units  1979      British (Isle
                                                               of Man)

RIVER LUNE           RoRo          49 cars           1983      Bahamas
                                   93 trailer units

SAGA MOON            RoRo          50 cars           1984      British
                                                               (Gibraltar)
                                   72 trailer units

SPHEROID             RoRo          53 trailer units  1971      British (Isle
                                                               of Man)

MISTRAL *            Passenger/Car 2,386 passengers  1981      Bahamas
                     Ferry         700 cars

SCIROCCO           C Passenger/Car 1,315 passengers  1974      Bahamas
                     Ferry         296 cars
                                   30 trailer units

DAWN MERCHANT      C RoPax         250 passengers    1998      British (Isle
                                   164 trailer units           of Man)

BRAVE MERCHANT     C RoPax         250 passengers    1999      British (Isle
                                   164 trailer units           of Man)

HULL 289             RoPax         250 passengers    expected  Bahamas
                                   164 trailer units 2000

HULL 290             RoPax         250 passengers    expected  Bahamas
                                   164 trailer units 2000

C    Collateral vessel securing 9% Ship Mortgage Notes
*    Operated under an operating lease.

                    CENARGO INTERNATIONAL PLC

                           HEAD OFFICE
            Puttenham Priory Puttenham Surrey GU3 1AR
     Telephone + 44 1483 241000  Facsimile + 44 1483 241010

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  June 10, 1999             By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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